October 16, 2008

VIA FACSIMILE, EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail-Stop 4561
Washington, D.C.  20549
Attention:      Mr. Jorge L. Bonilla
Ms. Yolanda Crittendon

Re:	Grant Park Futures Fund Limited Partnership
File No. 000-50316
Form 10-K for Year Ended December 31, 2007
Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008

Dear Mr. Bonilla and Ms. Crittendon:

On behalf of Grant Park Futures Fund Limited Partnership (“Grant Park”), this letter responds to the comment letter dated October 2, 2008 from Mr. Bonilla with respect to the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, and Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008.  The text of your letter has been included for your reference and Grant Park’s response is presented below each comment.

Form 10-K

Financial Statements

Grant Park Futures Fund Limited Partnership

Note 1 Nature of Business and Significant Accounting Policies

Organization and offering costs, page F-12

1.           We have read and considered your response to comment one.  It appears that your response does not fully address your accounting for offering costs.  As previously requested, please explain how your accounting policy for both initial and ongoing offering costs is consistent with the

United States Securities and Exchange Commission
October 16, 2008

guidance in paragraph 8.24 of AICPA’s Audit and Accounting Guide, Audits of Investment Companies.

Grant Park has reviewed paragraph 8.24 of AICPA’s Audit and Accounting Guide, Audits of Investment and Companies.  Currently, Grant Park’s accounting policy for offering costs is to reimburse the General Partner an amount which is equal to one-twelfth of the estimated annual offering costs and reduce partners’ capital by that amount each month.  To comply with paragraph 8.24, effective 1/1/2009 Grant Park will charge such amount to expense as opposed to charging partners’ capital.

We appreciate your prompt review of and assistance with this response.  Please feel free to call me at 312-609-7835 if you have any questions or further comments.

Very truly yours, /s/Jennifer Durham King Jennifer Durham King

JDK/bjp

cc:	Ms. Maureen O’Rourke

October 16, 2008

VIA FACSIMILE, EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail-Stop 4561
Washington, D.C.  20549
Attention:      Mr. Jorge L. Bonilla
Ms. Yolanda Crittendon

Re:	Grant Park Futures Fund Limited Partnership
File No. 000-50316
Form 10-K for Year Ended December 31, 2007
Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008

Dear Mr. Bonilla and Ms. Crittendon:

In connection with the response letter dated October 16, 2008 that is being submitted by our legal counsel, please be advised that Grant Park acknowledges that:

(1)	Grant Park is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	Grant Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at 312-756-4450.

Very truly yours, /s/ David Kavanagh David Kavanagh